Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

July 26, 2011

Translation from German into English

Frankfurter Allgemeine Zeitung                                                                                                             Wednesday, 20 July 2011 · No. 166 · PAGE 13

Interview with: Reto Francioni, Chairman of the Management Board of Deutsche Börse AG

“The merger will strengthen Frankfurt as a financial centre, of that there can be no doubt.”

By year end, Deutsche Börse intends to become a part of the world’s largest stock exchange group. For Reto Francioni, the basis for global success is local strength, in which Frankfurt plays a central role.

Mr. Francioni, the shareholders of Nyse Euronext and Deutsche Börse have approved the merger. Would now not be a good time to give the new company a name?

We have received more than 1,400 suggestions from our employees, a select few of which are now being given serious consideration. The list is kept in a secure place, and the suggestions are currently undergoing comprehensive legal checking.

Which is your favourite name?

Good question, no answer.

You will become the chairman of the new company. Could you give me details of your remit?

First and foremost, I will be performing a supervisory function. However, in our specific case, I will also be responsible for numerous other tasks. As an example, one of these will be to develop the overall strategy for the group. In addition, I will represent the group towards business partners, politicians and regulatory authorities throughout the world. A full-time job.

Where will you be based?

The position of chairman will mainly be based in Frankfurt, although the registered office of the holding company will be in Amsterdam. In accordance with the articles of association, meetings will be held in Amsterdam, Frankfurt and New York.

The CEO and director of the New York stock exchange, Duncan Niederauer, is set to become the chairman of the management board of the new group. Will that make you his boss?

We have distinct responsibilities which complement one another. The question as to who is whose boss is irrelevant in my opinion. My task will be to supervise him, but when it comes to operational business, we will be partners. We will be both working towards the same goal.

1

Deutsche Börse is the by far more valuable group. Could you not have staked a claim for the position of chairman of the management board?

This question would seem to be based on a traditional understanding of German corporate governance. What is important is creating a state of equilibrium within the team as a whole. The overall structure is balanced in such a way that nothing can work without the other. Cooperation and partnership are what will make us successful and what we also want our people to see us doing.

There is concern in Frankfurt as a financial centre that the location will ultimately fall by the wayside in a group that is dominated by American shareholders and run by an American from New York.

These concerns are unfounded. Frankfurt is gaining global importance as a financial centre. Our key customers have long been organised on a global scale, for which reason we must become global too. This step is unavoidable, and now is a very good time to take it. However, our strategy revolves around our local strength. We need the local markets. Closeness to customers and markets is crucial for stock exchange operations. In addition to New York, Frankfurt will be the second headquarters of the group. That will strengthen Frankfurt as a financial centre, of that there can be no doubt.

Is there any guarantee that the location will continue to exist or that a minimum number of workplaces will be retained?

No, there is not. But there does not have to be, either. The large majority of our business will be conducted from Frankfurt: futures trading, settlement, custody, and business with market data and indices. The combined group is expected to generate around 70 percent of its turnover in Europe.

Who will be on the supervisory board?

Names have yet to be finalised, but Deutsche Börse will make up 60 percent and Nyse Euronext 40 percent, just like with regard to all other boards.

Fixed until 2015.

In four years’ time, which is to say at the end of 2015, this differentiation is no longer likely to be of any relevance. By then, as a company we will have succeeded in going global, and Frankfurt will occupy a central position among the major global financial centres. That is important.

The works’ council in Frankfurt is not in favour of the merger. Can such a project have any hope of succeeding without the support of the staff?

We understand that the works’ council has to perform its role. But a large number of employees have also exchanged their shares. On Monday I brought our staff up to date on the current state of play – and earned their applause. The people who work for us are highly international in their orientation, and they are good at what they do. And good employees will find this merger gives them a special opportunity to internationalise their careers still further. Over the medium term, the perspectives will clearly improve for our staff.

You want to save 400 million euros per year as a result of the merger. How will that happen?

Primarily by cutting back on operating expenditure such as transaction processing and IT, but naturally also to a limited extent by reducing personnel costs.

How many trading systems will there still be in a year’s time?

Over the medium-term, we intend to have only a single trading infrastructure, which will form the core of all group trading systems. The new systems are already sufficiently modular to allow us to take the best modules from all the systems and combine them to form a new trading infrastructure.

2

Does that mean the German Xetra system will cease to exist in the future?

The cash market will naturally be integrated into and continued within the new system. This will provide many advantages for our customers, for instance when it comes to connection costs.

Although stock exchanges operate on an international scale, they are still national symbols. How will the German identity manifest itself within the new group?

Firstly, on the Frankfurt trading floor. This is a special kind of identity that is found nowhere else anymore, only the Americans still have that in New York. And secondly, the Frankfurt Stock Exchange and the Eurex Exchange will naturally continue to exist in unchanged form.

As yet, the planned merger has failed to create a buzz on the stock market. What will the long-term added value consist of for shareholders?

In my opinion, share prices have indeed not fully reflected the possible value of the merger yet. As soon as we have final certainty, this should trigger further reactions on the market. The fact that our shareholders see an added value in the merger is proved by the 82.4-percent approval rate of our shareholders. And incidentally, the primary objective of the merger is not to save costs. Above all else, it much rather provides huge potential for increasing turnover.

Industrial companies have been benefiting from the major growth seen in emerging countries such as China for years. This has not been the case for the stock exchanges. How do you intend to change that?

Stock exchange operators will have to wait until a secondary market has developed. This will require banks, settlement organisations, products and publicly listed companies of a certain size. Once these things are in place, it will be possible to form partnerships into which we will be able to bring in our expertise and technology, and to which third parties will be able to add their market potential.

So takeovers are unlikely to occur?

The days in which one could do a bit of travelling and simply proclaim an intention to conquer a given market have gone. However, one can discuss proposals of collaboration. I firmly believe that it is impossible to take over any market against its will.

Which countries are you specifically focusing on?

Specifically no answer, but on a general note it is obvious that, if we can now cover America and to a much greater degree also cover Europe, we will next have to work the Asian market.

The merger with Nyse Euronext is still pending the approval of numerous authorities. Where would you draw the line, for instance, with regard to conditions imposed by the European anti-trust authorities as of which the merger would no longer make economic sense?

In the interest of credibility, I would prefer not to comment on this speculation.

Is there not a danger that the successful integrated model of Deutsche Börse will suffer as a result of any such conditions?

We are optimistic that our case will be fairly assessed. Brussels is more than aware that other major competitors are similarly positioned and would benefit from one-sided decisions in an equally one-sided manner.

The integration costs of 600 to 800 million euros will mainly be incurred in 2012. Will that necessitate paying lower dividends to the shareholders?

That’s not the way I see the situation at all. Dividend payments are to remain within the previous ranges.

The interview was conducted by Daniel Mohr.

3

[Photograph caption:] Reto Francioni                                                                                                                                                          Photo: Wolfgang Eilmes

Important Notice

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the SEC declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America.  The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

4

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

5